SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayer’s ID (CNPJ) # 33.042.730/0001 -04

Companhia Siderúrgica Nacional (“CSN” or “The Company”) hereby confirms that the discussions with the Wheeling-Pittsburgh Corporation (“WPC”) regarding the proposal for a strategic alliance with the Company continue in a positive manner and emphatically denies the information disclosed this morning through a US press release by the United Steelworkers Union (“USW”), according to which the discussions between CSN and WPC have been supposedly interrupted.

The Company additionally announces that WPC and USW have agreed upon October 15, 2006 as the end of the Union’s effective period of “Right to Bid”.

CSN reiterates that both companies are increasingly confident over the possibility of executing the definitive merger agreements as soon as possible after October 15, 2006. Subsequently, after the due legal filings by both companies, WPC intends to hold a General Shareholders’ Meeting in January 2007 to approve CSN’s proposal.

“Any information that CSN’s proposal has been withdrawn is totally untrue”, says Marcos Lutz, CSN’s executive officer responsible for the companies’ integration process. “I would like to emphasize that there is absolutely no change in relation to our goal of merging CSN LLC, located in Indiana, USA, with the Wheeling-Pittsburgh Corporation. The recent negotiations between the US company and the Union, which defined October 15 as the deadline for the submission of an alternative proposal, is a positive fact and shows a more flexible position on the part of the Union, which had initially applied for a much longer term, up to 2007.”

Marcos Lutz also stated that “if the Union is interested, CSN may eventually consider submitting a proposal with a cash alternative for those shareholders opting for more immediate profits.”

Mr. James Bradley, WPC’s CEO, added: “We continue to support the CSN arrangements because it represents an outstanding opportunity to enhance shareholder value while moving Wheeling-Pittsburgh to a new level of financial and steel manufacturing performance. It also will benefit our current employees and retirees, as well as future generations of Wheeling-Pittsburgh steelmakers”.

In brief:

  The Wheeling-Pittsburgh General Shareholders’ Meeting, scheduled for November 17, 2006, will focus on the election of the Company’s Board of Directors.
  The company’s shareholders shall vote for a slate of directors comprised of current Board Members and appointed by an independent committee or by a slate of directors appointed by Esmark.
  There will be no vote regarding the WPC merger proposals during this Meeting.
  The General Shareholders’ Meeting to approve CSN’s offer shall be held in January 2007.
  The United Steelworkers Union - USW and WPC have established the date of October 15, 2006 as the deadline for the end of the Union’s effective period for a “Right to Bid ”.

Rio de Janeiro, September 19, 2006

Companhia Siderúrgica Nacional
Benjamin Steinbruch
Investor Relations Officer

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Forward-Looking Statements Cautionary Language

The information contained in this news release and the investor presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance’s products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh’s hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN’s and Wheeling-Pittsburgh’s filings with the SEC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.